EXHIBIT A

to the

DISTRIBUTION AND SERVICE PLAN

for the

CLASS C SHARES OF THE

VICTORY PORTFOLIOS II

As Amended May 21, 2015

The Class C Master Distribution Plan has been adopted with respect to the following Funds:

Name of Fund		Rate*

1.	Victory Market Neutral Income Fund	1.00%**

2.	Victory US 500 Enhanced Volatility Wtd Index Fund	1.00%**

*Expressed as a percentage per annum of the average daily net assets of each Fund attributed to its Class C Shares.

**Of this amount, no more than the maximum amount permitted by NASD Conduct Rules will be used to finance activities primarily intended to result in the sale of Class C shares.

Current as of December 6, 2022